Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

GRANT OF RESTRICTED SHARE UNITS

On June 30, 2023, the Company granted an aggregate of 1,662,727 RSUs pursuant to the 2018 Share Incentive Plan to 203 employees of the Company, representing the same number of Class Z Ordinary Shares and approximately 0.40% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

Details of the Grants are as follows:

Date of grant:	June 30, 2023

Aggregate number of RSUs granted	1,662,727

Purchase price of the RSUs granted:	Nil

Market price of the Class Z Ordinary Shares on the date of grants:	HK$116.70 per Class Z Ordinary Share

Vesting period:	The RSUs granted shall vest between June 30, 2025 and June 30, 2027.

Performance targets and clawback mechanism

There are no additional performance targets attached to the Grants. The Grants are also not subject to any clawback mechanism for the Company to recover the RSUs granted.

The Compensation Committee is of the view that it is not necessary to set any additional performance target and/or clawback mechanism for the Grants. Such arrangement is aligned with the purpose of the 2018 Share Incentive Plan as it increases the Grantees’ loyalty to the Company and incentivizes the Grantees to work towards enhancing the value of the Company and its Shares.

The Grants are subject to the terms and conditions of the 2018 Share Incentive Plan and the award agreements entered into between the Company and each of the Grantees.

The RSUs will be satisfied through utilizing the Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

The Grants would not result in the options and awards granted and to be granted to (i) each individual Grantee in the 12-month period up to and including the date of such Grant in aggregate to exceed 1% of the Shares in issue or (ii) each related entity participant or service provider Grantee in the 12-month period up to and including the date of such Grant in aggregate to exceed 0.1% of the Shares in issue.

None of the Grants is subject to approval by the shareholders of the Company, and none of the Grantees is a Director, chief executive or substantial shareholder of the Company or an associate or any of them.

Reasons for and Benefits of the Grants

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

Class Z Ordinary Shares available for grant under the 2018 Share Incentive Plan

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at October 3, 2022, the date on which the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective, (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan). Upon the making of the Grants, the Company may grant further awards representing a total of 22,555,601 Class Z Ordinary Shares pursuant to the 2018 Share Incentive Plan.

The 2018 Share Incentive Plan was adopted before the effective date of the new Chapter 17 of the Listing Rules. The Company will comply with the new Chapter 17 to the extent required by the transitional arrangements for the existing share schemes.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“2018 Share Incentive Plan”	the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time

“Board”	the board of Directors

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Grants”	1,662,727 RSUs granted to the Grantees in accordance with the 2018 Share Incentive Plan

“Grantees”	203 employees of the Company and its subsidiaries who were granted RSUs in accordance with the 2018 Share Incentive Plan

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Listing Rule 8A.24, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSUs”	restricted share units

“Shares”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, June 30, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.

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